

SEC 10033270 ISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-024511

8-24511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KOONCE SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6550 ROCK SPRING DRIVE, SUITE 600
(No. and Street)

BETHESDA, MD 20817
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY H. LEISENRING (301) 897-9700
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, FRANKLIN S. KOONCE, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of KOONCE SECURITIES, INC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

President

Title

State of Maryland
County of Montgomery

Notary Public

My Commission Expires: October 28, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOONCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

KOONCE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2010

CONTENTS

PAGE

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Koonce Securities, Inc.
Bethesda, MD

We have audited the accompanying statement of financial condition of Koonce Securities, Inc. at December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Koonce Securities, Inc. at December 31, 2010, in conformity with auditing standards generally accepted in the United States of America.



Washington, DC
February 23, 2011

KOONCE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 3,054,549
Cash Deposits with Clearing Organizations	527,134
Receivable from Brokers and Dealers	9,962
Receivable from Customers	347,297
Securities Owned, at Market Value	669,752
Receivable from Employees	12,639
Prepaid Expenses	33,706
Furniture and Equipment – Net	-
Leasehold Improvements – Net	-
Other Assets	67,007
Total Assets	$ 4,722,046

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to Brokers and Dealers	16,575
Payable to Customers	14,537
Securities Sold, But Not Yet Purchased	10,207
Accounts Payable, Accrued Expenses	153,405
Income taxes Payable	60,000
Deferred Rent Payable	104,568
Total Liabilities	359,292
STOCKHOLDERS' EQUITY	
Common Stock ($1 Par Value 2,000,000 Shares Authorized, 820,000 Shares Issued and Outstanding)	820,000
Retained Earnings	3,542,754
Total Stockholders' Equity	4,362,754
Total Liabilities and Stockholders' Equity	$ 4,722,046

See accompanying Notes to Financial Statements.

KOONCE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Koonce Securities, Inc. (the "Corporation") is a broker and dealer in securities located in Bethesda, Maryland. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA).

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

The following is a summary of significant accounting policies followed in the preparation of the accompanying financial statements.

Cash – Substantially the entire amount shown as cash is invested in money market mutual funds as of December 31, 2010.

Securities Owned, Securities Sold Not Yet Purchased – Securities owned by the Corporation are valued at their fair value, determined from quoted market prices. Any unrealized gain or loss is reflected in income.

Realized gains and losses on sales of securities in inventory are calculated by using the average cost method.

Securities transactions (and any related gains or losses on sales) are recorded on a settlement date basis, which is generally the third business day following the date of trade. The effect on net income of using a settlement date basis versus a trade date basis for recording securities transactions is not material.

Property and Equipment – Furniture and equipment are stated at cost, net of $235,465 accumulated depreciation, and are depreciated using accelerated methods for both financial and tax reporting purposes.

Leasehold improvements are stated at cost, net of $51,785 accumulated amortization, and are amortized using the straight-line method over the remaining life of the lease for financial reporting purposes and over 39 years for tax reporting purposes.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due (receivable) plus deferred taxes related primarily to differences between financial and income tax reporting for securities owned, vacation accruals and other items which create recognition timing differences. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 2 - RECEIVABLE FROM BROKERS AND DEALERS

Receivable from brokers and dealers consists of the following:

Fail to Deliver – Non-Customer	$ 9,962

NOTE 3 - RECEIVABLE FROM/PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due or payable on cash and margin transactions. Securities owned by customers are held as collateral for those receivables.

NOTE 4 - SECURITIES OWNED

Securities owned by the Corporation consisted primarily of corporate stocks at December 31, 2010. The largest single holding had a net market value of $596,900.

NOTE 5 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

NOTE 6 - PAYABLE TO BROKERS AND DEALERS

Payable to brokers and dealers consists of the following:

Due to clearing agency – Fail to Receive – Non-Customer	$ 53

NOTE 7 - SHORT-TERM BANK LOANS

The Corporation has an agreement to borrow funds from Lakeside Bank to meet certain security transaction requirements. There were no outstanding balances under this agreement as of December 31, 2010.

NOTE 8 - SECURITIES SOLD, BUT NOT YET PURCHASED

Securities sold, but not yet purchased consist of trading securities at the quoted market value. These securities are financial instruments with off-balance-sheet risk. The Corporation is exposed to market risk in the event that future changes in market prices result in higher cost to purchase the securities in order to meet its obligation to consummate the securities sale. The securities will be purchased for cash. At December 31, 2010, this amount is composed primarily of corporate stocks.

NOTE 9 - INCOME TAXES

There were nodeferred tax assets or liabilities at December 31, 2010.

NOTE 10 - LEASES

During 2010The Corporation entered into a new lease for office space which covers the period July 2010 through October 2015. In connection with the new lease agreement, The Corporation was granted a period of free rent which it has recorded as deferred rent. The unamortized balance of the deferred rent at December 31, 2010, is $104,568 and is reflected as a liability in the accompanying statement of financial position.Minimum lease payments required under this lease are as follows:

2011	$ 172,674
2012	334,428
2013	344,452
2014	354,759
2015	299,543
Total	$ 1,505,856

Rent expense for 2010 was $224,246 and rent payments were $119,678,

NOTE 11 - RELATED PARTY TRANSACTIONS

The Company is related to Montgomery Investment Management, Inc. (MIM) through common ownership and control. MIM periodically reimburses the Company for certain costs shared by the two companies, such as payroll, rent and various other expenses. For the year ended December 31, 2010, MIM reimbursed the Company a total of $1,332,051 for such expenses.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 4,054,276
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	9%

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss.

The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation monitors required margin levels daily, and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Corporation's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Corporation to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Corporation may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK – CONT.

The Corporation's customer financing and securities settlement activities require the Corporation to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Corporation may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Corporation controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Corporation establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE 14 - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities whose counterparties primarily include other broker-dealers. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Koonce Securities, Inc.
Bethesda, MD

Gentlemen:

In planning and performing our audit of the financial statements of Koonce Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Koonce Securities, Inc. and Subsidiary, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 23, 2011
Washington, DC

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

Board of Directors
Koonce Securities, Inc.
Bethesda, MD

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Koonce Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and other specified parties in evaluating Koonce Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Koonce Securities, Inc.'s management is responsible for Koonce Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William Bathof & Company, P.C.

February 23, 2011
Washington, DC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _______________ , 20___

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 11,001

B. Less payment made with SIPC-6 filed (exclude interest) (—)

_______________ Date Paid

C. Less prior overpayment applied (422)

D. Assessment balance due or (overpayment) 10579

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 10579

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10579

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2012 and ending 12/31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,619,453
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	900
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	900
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	182,669
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts. Acs (37727 + 33 679	29,367
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	212,536
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 900	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 7368	
Enter the greater of line (i) or (ii)	7368
Total deductions	219,904
2d. SIPC Net Operating Revenues	$ 4,400,449
2e. General Assessment @ .0025	$ 11,001

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